Exhibit 3.2

SCHEDULE A

MINUTES OF SPECIAL

MEETING OF THE BOARD

OF DIRECTORS OF

Purthanol Resources Limited

A special meeting of the Board of Directors was held at:

Date: December 16, 2013

Time: 10:00 AM

Place: Montreal, Quebec

All the directors were present and constituted a quorum

Mr. Leonard Stella       Mr. Louis Pharand

Mr. Yehuda Kops         Mr. Gilles Lamarre

Mr. Leonard Stella was elected chairman and Mr. Yehuda Kops was elected secretary of the meeting.

The secretary read the minutes of the preceding meeting of the Board of Directors, which were adopted. The secretary then stated that the meeting had been called to consider the following matters:

Resolved: that the Board of Directors of Purthanol Resources Limited, a reporting corporation under the rules and regulations of the SEC of the United States, has the right to contract on behalf of the corporation and issue securities as payments, if said transaction is in the best interest of its shareholders. That the Board approves the purchase of Biocardel Quebec Inc. for 5 million dollars ($5,000,0000) , pursuant to an agreement signed today, December 16, 2013, between Biocardel Quebec and Purthanol Resources. Furthermore, as part of said agreement the Board resolves that the Company will designate and issue, within 120 days of today’s date, 2,500,000 preferred convertible shares to Biocardel Quebec as a portion of the payment for said acquisition.

On resolution duly made and seconded, the above was unanimously accepted by the Board.

No further business having been brought before the meeting, upon motion duly made, seconded and unanimously adopted, the meeting was adjourned.

/S/ Yehuda Kops
December 16, 2013	Secretary of the Meeting